Filed pursuant to Rule 424(b)(3)
File No. 333-264628

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated February 13, 2025

to

Prospectus dated April 12, 2024

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 12, 2024 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 35 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of March 1, 2025;

•	to disclose the calculation of our January 31, 2025 net asset value (“NAV”) per share for all share classes;

•	to provide a market update;

•	to provide updates to our portfolio and our business;

•	to provide updates regarding our financing arrangements; and

•	to provide an update to the status of our current public offering.

March 1, 2025 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of March 1, 2025 (and repurchases as of February 28, 2025) is as follows:

Transaction Price (per share)
Class S	$25.1032
Class T	$24.8588
Class D	$24.9175
Class M	$24.9704
Class I	$24.2022
Class F*	$25.4092
Class Y*	$24.1743

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The March 1, 2025 transaction price for each of our share classes is equal to such class’s NAV per share as of January 31, 2025. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since January 31, 2025 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

January 31, 2025 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for January 31, 2025.

The following table provides a breakdown of the major components of our total NAV as of January 31, 2025 (dollar amounts in thousands):

Components of NAV	January 31, 2025
Loans receivable	$7,290,378
Investment in real estate	573,478
Mortgage-backed securities held-to-maturity	161,215
Mortgage-backed securities, at fair value	408,358
Cash and cash equivalents	124,077
Restricted cash	29,295
Other assets	83,463
Collateralized loan obligation, net of deferred financing costs	(3,519,928)
Repurchase agreements payable, net of deferred financing costs	(1,098,816)
Credit facility payable, net of deferred financing costs	(838,286)
Mortgage note, net of deferred financing costs	(124,434)
Accrued stockholder servicing fees(1)	(1,743)
Other liabilities	(82,840)

Net asset value	$3,004,217

Number of outstanding shares	121,473,460

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of January 31, 2025, we accrued under GAAP $99,395 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of January 31, 2025 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$1,644,671	$20,460	$11,288	$114,915	$1,173,887	$18,601	$20,395	$3,004,217
Number of outstanding shares	65,516,262	823,045	453,034	4,602,050	48,503,368	732,043	843,658	121,473,460

NAV per Share as of January 31, 2025	$25.1032	$24.8588	$24.9175	$24.9704	$24.2022	$25.4092	$24.1743

Market Update

Following several months of volatility, Treasury yields were relatively static in January as markets coalesced around a base case of approximately two Fed rate cuts in 2025. The policy-sensitive two-year yield declined -6bps during January to end the month at 4.20% while the 10-year yield fell -1bp, to 4.54%. Against this backdrop, the Bloomberg U.S. Aggregate Index returned 0.5% in January. However, the Agg returned a paltry 1.30% in 2024, and has generated a negative return (-0.6%) over the last five years amid significant interest rate volatility.

CRE transaction volume eked out a small gain in 2024 for the first time in three years while property prices fell by the smallest margin over the same period, reinforcing the positive trends that emerged in late 2024.

•

Transaction volume accelerated during the fourth quarter of 2024, rising 32% year over year. Outside of the hotel sector, all property types delivered solid gains as the expectation gap between buyers and sellers has clearly closed. While we do not expect rates to ride to the CRE market’s rescue in 2025, we expect the rate environment will be stable enough to support a recovery in transaction volumes.[1]

•

Property price declines largely abated during the second half of 2024. The RCA CPPI National All-Property Index fell just -0.7% year over year in December 2024, compared to -5.9% as of December 2023 and a trough of -14.0% in July 2023.[1]

Meanwhile, market participants have become increasingly confident the CRE market will improve driven by healthy market fundamentals.

•

The CREFC CRE Sentiment Index, a quarterly survey of market participants that tracks shifts in CRE market conditions, has methodically improved from its nadir in Q3 2022 to an eight-year high. Meanwhile, credit spreads on CMBS bonds declined from a cycle peak of 578bps as of March 2023 to just 170bps as of January 2025.

Fundamentals across most property types remain strong, with supply and demand reaching equilibrium or, in some cases, demand now exceeds supply.

•

This is most evident in the industrial and multifamily sectors, where properties built during the low-rate era of 2021 and early 2022 drove a surge in supply over the last two years, leading to moderating rent growth.

•

After a brief construction boom, completions in the multifamily and industrial sectors are set to plunge as higher rates deplete the new construction pipeline. Meanwhile, supply growth in the retail and office sectors remains essentially nonexistent.

We believe the lack of new supply, combined with a healthy U.S. economy and strong demand for space, will promote a meaningful improvement in rent growth across most sectors and allow property owners the opportunity to drive strong income growth once again.

[1]	MSCI Real Capital Analytics, as of December 2024, latest data available.

Against this backdrop, we view 2025 as the beginning of a new CRE cycle in which income is once again a larger driver of return compared to price appreciation. We believe a higher-for-longer rate environment will see a return to “normalcy” as a greater portion of CRE returns will be driven by income. Higher rates divert income from property owners to lenders, creating a favorable backdrop for FS Credit REIT to provide financing to CRE borrowers at attractive yields.

Performance Update

We generated positive total returns across all share classes in January 2025 (see table below). Distributions paid during the month and unrealized appreciation across select equity positions and commercial mortgage-backed securities (CMBS) contributed to performance. As a result, our net asset value (NAV) rose by approximately $0.01 per share across all share classes in January.

During 2024, we returned 7.98% based on the Class I share, driven by stable NAV performance and consistency in our distribution. We have delivered 58 consecutive months of positive total returns across varying macroeconomic conditions and financial markets including a highly volatile rate environment. We met 100% of repurchase requests in January.

The current annualized distribution rate is 7.63% for Class I shares, 7.11% for Class D shares, 7.10% for Class M shares, 6.51% for Class S shares and 6.56% for Class T shares, based on the March 1, 2024 transaction price.

•

The tax equivalent distribution rate is 8.53% for Class I shares, 7.95% for Class D shares, 7.93% for Class M shares, 7.27% for Class S shares and 7.34% for Class T shares, based on the March 1, 2024 transaction price.[2]

Following 100 basis points of Fed rate cuts in the current rate cutting cycle, our level of excess income over short-term rates has materially grown on a nominal and real basis.

•	Based on the Class I share, our annualized distribution rate of 7.63% is 330 basis points above 3-month Treasury bills (T-bills) on a nominal and real yield basis.[3]

•	Our tax-equivalent annualized distribution rate is 420bps over 3-month T-bills, or 4.2x higher compared to T-bills when comparing real yields/distribution rates.

Investment Activity

•

In January 2025, we closed on a $22.5 million senior loan backed by a 260,000-square-feet (SF) Class-A industrial property. The property is located in Glen Allen, VA, just outside Richmond, one of the most heavily trafficked corridors in the mid-Atlantic and provides convenient access to Interstate I-95. It was delivered in May 2021 and is 100% leased to two tenants with a six-year weighted-average lease term.

Portfolio Highlights

As of January 31, 2025, the portfolio was weighted to multifamily (52%), followed by hospitality (14%) and industrial (11%).

•

The portfolio’s allocation reflects our view these sectors are well-positioned to benefit from long-term structural trends such as the record-high cost of homeownership (multifamily), strong demand for business and leisure travel (hospitality), and continued demand for technologically advanced warehouse space (industrial).

[2]

Tax-equivalent distribution rate reflects the distribution rate required under the prior tax law in order for an investor to receive the same after-tax income under the new tax law. For example, a REIT’s annualized distribution rate would need to be 8.53% under the prior tax law in order for investors to receive the same amount of after-tax income as a REIT with an annualized distribution rate of 7.63% under the new tax law. The distribution rates quoted assume a 37% tax bracket.

[3]	Three-month T-bill yield as of February 12, 2024.

Assets on nonaccrual represented 0.81% of the portfolio as of January 31, 2025.

We believe the portfolio is well-positioned to deliver an attractive, high level of income and preserve capital driven by the:

•	Debt-focused nature of our strategy, as we believe forward returns in commercial real estate will largely be driven by income generation and property cash flows compared to price appreciation.

•

Relative level of income above cash yields. While our distribution rate is influenced by the level and direction of short-term rates, we take a long-term approach to setting our distribution. Our distribution policy considers the forward secured overnight financing rate (SOFR) curve, our borrowings, the pace of our capital raise, the expected timing of potential new originations as well as paydowns and prepayments, among other factors. Our distributions have not historically adjusted in lockstep with changes in interest rates.

•

Available liquidity for new investments. While many traditional lenders and peers are constrained in making new loans, we have maintained a strong liquidity profile which—when combined with proceeds from our continuous offering, and the natural turnover of the portfolio—allows us to remain a capital provider, as evidenced by our purchasing two portfolios of CRE loans from commercial banks in 2024.

•	Continued strong performance of portfolio. We have generated positive total returns in 83 out of 85 months; its largest monthly drawdown was just -0.27% in March 2020.

•

High level of equity cushion beneath our loans. As a senior lender, the loans in our portfolio receive priority. They are first to be paid from rental income and are last to absorb losses if property values decline.

•

Deep experience of FS Investments and Rialto managing through CRE market cycles. We continue to monitor the portfolio and are proactively engaged with our borrowers. We remain focused on reducing the modest level of loans on nonaccrual in the portfolio and maximizing shareholder value for the select number of foreclosed properties.

•	Geographically diversified composition of our $8.6 billion portfolio, weighted to multifamily properties.

•

The long-term nature of our borrowings, as approximately 84% of our borrowings are financed through match-term, non-mark-to-market facilities, which help reduce the portfolio’s volatility amid a changing rate environment, manage risk and drive returns.

Financing Arrangements

GS-1 Thirteenth Amendment to Uncommitted Master Repurchase and Securities Contract Agreement

On January 28, 2025, FS CREIT Finance GS-1 LLC, an indirect wholly owned special-purpose financing subsidiary of FS Credit Real Estate Income Trust, Inc., entered into a Thirteenth Amendment to Uncommitted Master Repurchase and Securities Contract Agreement (“Thirteenth Amendment to Master Repurchase Agreement”) amending that certain Uncommitted Master Repurchase and Securities Contract Agreement dated as of January 26, 2018 with Goldman Sachs Bank USA as purchaser. The Thirteenth Amendment to Master Repurchase Agreement is effective as of January 24, 2025, and provides for, among other things, the extension of the availability period extension date to January 26, 2026.

Status of our Offering

We are currently offering on a continuous basis up to $2.75 billion in shares of common stock, consisting of up to $2.5 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 56,593,971 shares of our common stock (consisting of 27,003,671 Class S shares, 27,214,355 Class I shares, 274,516 Class T shares, 274,021 Class D shares, and 1,827,409 Class M shares) in the primary offering for total proceeds of $1.4 billion and (ii) 8,996,535 shares of our common stock (consisting of 4,698,284 Class S shares, 3,934,742 Class I shares, 76,613 Class T shares, 33,769 Class D shares, and 253,126 Class M shares) pursuant to our distribution reinvestment plan for a total value of $222.17 million.